Exhibit 99.4

Rule 438 Consent

I hereby consent to be named by Verizon Communications Inc. (“Verizon”), pursuant to the Agreement and Plan of Merger by and among Verizon, New Communications Holdings Inc. (“Spinco”) and Frontier Communications Corporation (the “Company”) dated as of May 13, 2009, as amended (the “Agreement”), as a designee to the Company’s Board of Directors and upon election on July 6, 2010, or if the merger of Spinco with and into the Company were to close later, the day immediately prior to the effectiveness of the merger, to serve on the Company’s Board of Directors.

/s/ Edward Fraioli
Name: Edward Fraioli
Date: May 11, 2010